SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Quarterly Report for the period ended March 31, 2004

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: May 4, 2004	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
FIRST QUARTER REPORT
Production Data

(Dollar amounts expressed in U.S. dollars)		Three Months Ended March 31,

		2004	2003

Gold ounces produced		50,919	61,292
Gold ounces sold		52,663	59,470
Average revenue realized per ounce		$412	$348
Average market price per ounce		$408	$352
Total cash cost per ounce		$205	$170
Total production cost per ounce		$289	$254

Production Data:
San Martin Mine:	Ore tons processed	1,598,002	1,717,506
	Waste tons	951,214	163,055
	Grade (ounces per ton)	0.022	0.031
	Gold ounces produced	28,926	26,620
	Total cash cost per ounce	$174	$142
	Total production cost per ounce	$270	$238
Marigold Mine (66.7%):	Ore tons mined	1,283,734	1,080,332
	Waste tons	6,096,419	4,103,532
	Grade (ounces per ton)	0.021	0.023
	Gold ounces produced	17,206	22,153
	Total cash cost per ounce	$248	$170
	Total production cost per ounce	$324	$239
Rand Mine:	Ore tons mined	—	—
	Waste tons	—	—
	Grade (ounces per ton)	—	—
	Gold ounces produced	4,787	12,519
	Total cash cost per ounce	$234	$227
	Total production cost per ounce	$277	$316

Financial Data:
(in millions of U.S. dollars, except per share amounts)
Working capital		$126.0	$168.7
Cash flow from operations		$7.6	$7.5
Net earnings		$9.1	$2.4
Basic earnings per share		$0.07	$0.02
Average shares outstanding		130,240,903	126,204,629

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	March 31,	December 31,
	2004	2003
	(unaudited)	(restated)

Assets
Current assets:
Cash and equivalents	$113.7	$126.1
Accounts and interest receivable	6.8	12.3
Inventories (note 2)	16.2	16.7
Prepaid expenses and other	4.4	1.1

	141.1	156.2
Mineral property, plant and equipment, net	394.7	364.6
Other assets	14.3	13.3

	$550.1	$534.1

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$12.8	$9.4
Site closure and reclamation costs, current	1.2	1.3
Taxes payable	1.1	0.1

	15.1	10.8
Site closure and reclamation costs	5.5	5.7
Future income taxes	83.8	82.9

	104.4	99.4
Shareholders’ equity
Share capital (note 3):
Authorized:
200,000,000 common shares without par value
5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
130,433,678 (2003–130,133,678) common shares	469.2	465.4
Contributed surplus	17.2	6.0
Deficit	(40.7)	(36.7)

	445.7	434.7

	$550.1	$534.1

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended March 31,

	2004	2003

	(unaudited)
		(restated)

Revenue	$21.7	$20.7
Costs and expenses:
Cost of sales	10.7	10.0
Depreciation and depletion	4.4	4.5
Exploration	1.1	2.4
General and administrative	2.5	1.4
Other operating expenses	0.2	0.1

	18.9	18.4

Earnings from operations	2.8	2.3
Interest and other income	8.3	0.7

Earnings before income taxes	11.1	3.0
Provision for income taxes:
Current	1.1	0.1
Future	0.9	0.5

	2.0	0.6

Net earnings	$9.1	$2.4

Basic earnings per share	$0.07	$0.02
Diluted earnings per share	$0.07	$0.02
Weighted average common shares outstanding:
Basic	130,240,903	126,204,629
Diluted	131,923,822	128,822,499

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended March 31,

	2004	2003

	(unaudited)
		(restated)
Deficit, beginning of period:
As previously reported	$(39.8)	$(57.8)
Adjustment for site closure and reclamation (note 6(b))	3.1	2.8

As restated	(36.7)	(55.0)
Adjustment for stock-based compensation (note 6(a))	(13.1)	—
Net earnings	9.1	2.4

Deficit, end of period	$(40.7)	$(52.6)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended March 31,

	2004	2003

	(unaudited)
		(restated)

Cash flows from operating activities
Net earnings	$9.1	$2.4
Non-cash items:
Depreciation and depletion	4.4	4.5
Future income taxes	0.9	0.5
Gain on sale of properties and investments	(7.0)	-
Other non-cash expenses	0.2	0.1

	7.6	7.5
Changes in non-cash operating working capital:
Accounts and interest receivable	5.2	(0.3)
Inventories	0.3	0.4
Prepaid expenses and other	(3.2)	(0.8)
Accounts payable and accrued liabilities	3.4	(0.6)
Site closure and reclamation expenditures	(0.5)	(1.9)

Net cash from operating activities	12.8	4.3

Cash flows from (used in) investing activities
Purchase of mineral property, plant and equipment, net of disposals	(34.5)	(10.7)
Net proceeds from sale of investments and properties (note 5(a))	7.3	2.9
Other assets	0.1	(0.1)

Net cash used in investing activities	(27.1)	(7.9)

Cash flows from financing activities
Issuance of share capital	1.9	0.8

Net cash from financing activities	1.9	0.8

Decrease in cash and equivalents	(12.4)	(2.8)
Cash and equivalents, beginning of period	126.1	160.0

Cash and equivalents, end of period	$113.7	$157.2

Supplemental disclosure of cash flow information:
Non-cash financing and investing activities:
Shares received on sale of mineral property rights (note 5(b))	$0.7	—

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months ended March 31, 2004

1.	General

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of March 31, 2004 and the results of its operations and its cash flows for the three month periods ended March 31, 2004 and 2003.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2003. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2003, except as described in note 6 to these financial statements. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 7 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.	Inventories

	March 31, 2004	December 31, 2003

	(unaudited)
Finished goods	$0.8	$1.2
Work-in-progress	12.0	12.2
Supplies and spare parts	3.4	3.3

	$16.2	$16.7

3.	Share Capital

	Three months ended		Three months ended
	March 31, 2004		March 31, 2003
	(unaudited)		(unaudited)

	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	130,133,678	$465.4	125,978,115	$437.6
Cumulative adjustment for change in accounting for stock-based compensation (note 6(a))	—	1.4	—	—
Issued during the period:
For cash consideration under the terms of Directors’ and Employees’ stock option plan	300,000	2.4	275,500	0.6
Shares issued due to a previous reorganization	—	—	68,527	0.2

Balance at end of period	130,433,678	$469.2	126,322,142	$438.4

Directors’ and employees’ stock options outstanding, end of period	3,815,700	—	4,444,750	—

Directors’ and employees’ stock options exercisable, end of period	3,808,200	—	4,283,400	—

4.	Segment Reporting

As at March 31, 2004 and 2003 and for the three months ended March 31, 2004 and 2003:

		San		El
2004	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$2.1	$12.6	$7.0	$—	$—	$—	$21.7
Cost of sales	1.2	5.3	4.2	—	—	—	10.7
Depreciation and depletion	0.2	2.9	1.3	—	—	—	4.4
Other operating expenses	0.1	0.2	0.4	—	—	3.1	3.8

Earnings (loss) from operations	0.6	4.2	1.1	—	—	(3.1)	2.8
Other income (loss)	—	(0.1)	—	—	—	8.4	8.3

Earnings (loss) before taxes	$0.6	$4.1	$1.1	$—	$—	$5.3	$11.1

Cash from operating activities	$0.8	$7.1	$2.5	$—	$—	$3.4	$13.8

Capital expenditures	$—	$1.8	$3.9	$22.2	$6.6	$—	$34.5

Total assets	$4.4	$54.3	$53.7	$179.6	$147.2	$110.9	$550.1

		San		El
2003	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$4.1	$8.9	$7.7	$—	$—	$—	$20.7
Cost of sales	2.7	3.6	3.7	—	—	—	10.0
Depreciation and depletion	0.6	2.4	1.5	—	—	—	4.5
Other operating expenses	0.1	0.1	0.1	—	1.4	2.2	3.9

Earnings (loss) from operations	0.7	2.8	2.4	—	(1.4)	(2.2)	2.3
Other income (loss)	—	(0.2)	—	—	—	0.9	0.7

Earnings (loss) before taxes	$0.7	$2.6	$2.4	—	$(1.4)	$(1.3)	$3.0

Cash from operating activities	$1.4	$4.5	$3.9	—	$(1.4)	$(0.9)	$7.5

Capital expenditures	—	$0.3	$7.5	$1.8	$1.1	$—	$10.7

Total assets	$7.8	$57.8	$37.9	$110.2	$93.7	$172.1	$479.5

5.	Sale of Mineral Properties

(a)	Cerro San Pedro Project

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected as other income in the statement of operations for the three months ended March 31, 2004.

(b)	Metates Property

Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 4,500,000 of which are held in escrow to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations for the three months ended March 31, 2004. At March 31, 2004, the quoted market value of the American Gold shares not held in escrow was $1.1 million.

6.	Changes in Accounting Policies

(a)	Stock-based compensation

Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based

Payments (“HB3870”). HB3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the transitional provisions of the amended standard, prior years’ financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended March 31, 2004 (during the three months ended March 31, 2003 there were no options granted or vested) with the following weighted average assumptions: risk-free interest rate – 2.55%, expected volatility – 55%, and expected life of the option – 2.5 years. The weighted average fair value of options granted in the three months ended March 31, 2004 was $0.1 million.

(b)	Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, Asset Retirement Obligations (“HB3110”). HB3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. On adoption of the new standard, the Company increased mineral property, plant and equipment by $3.5 million, decreased site closure and reclamation liabilities by $0.3 million, increased future income tax liabilities by $0.7 million and recorded a $3.1 million reduction to deficit at December 31, 2003, for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements. Deficit at December 31, 2002 has been reduced by $2.8 million and net earnings for the three months ended March 31, 2003 have been increased by $0.5 million as a result of this change.

7.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at March 31, 2004, mineral property, plant and equipment for the San Martin Mine would be increased by $2.3 million (December 31, 2003 – $2.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended March 31, 2004 by $0.2 million (2003 – $0.1 million).

Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at March 31, 2004 would each be increased by $0.4 million ( December 31, 2003 – nil; March 31, 2003 – nil), based on the quoted market price of the Company’s share investments, which would be included in other comprehensive income for the three months ended March 31, 2004.

The amended Canadian accounting standard for stock-based compensation (HB3870) is substantially the same as the United States accounting principles in its use of the fair-value method, however the transition provision under United States standards allow the effects of the fair-value method to be accounted for prospectively. As a result, the adjustments to deficit, share capital and contributed surplus as at January 1, 2004 would not be made under United States accounting principles.

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended March 31, 2004, which consists of the changes in the unrealized holding gains on investments held, would be a gain of $0.4 million (2003 – nil).

The new Canadian accounting standard for asset retirement obligations (HB3110) is substantially the same as United States Statement on Financial Accounting Standards (“SFAS”) 143 that was applicable to the Company’s 2003 fiscal year for United States reporting purposes. However, the $2.8 million adjustment to deficit as at January 1, 2003 under Canadian accounting principles, would have been recorded in earnings as a cumulative change in accounting principle for the three months ended March 31, 2003 under United States accounting principles. There would be no differences between the balance sheets as at March 31, 2004 and December 31, 2003 or between the statement of operations for the three months ended March 31, 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles, excluding the effects of accounting for stock options using the fair value method, for the three months ended March 31, 2003, and to comprehensive income for the period using United States accounting principles, is as follows:

	Three months ended March 31,

	2004	2003
	(unaudited)	(restated)

Net earnings in these consolidated financial statements	$9.1	$2.4
Adjustment for differences in accounting for income taxes	(0.2)	(0.1)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation	—	2.8

Net earnings using United States accounting principles	8.9	5.1
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	0.4	—

Comprehensive earnings using United States accounting principles	$9.3	$5.1

Basic earnings per share	$0.07	$0.04
Diluted earnings per share	$0.07	$0.04

FIRST QUARTER 2004 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (AS OF APRIL 30, 2004)

FINANCIAL REVIEW

The Company reported earnings for the three months ended March 31, 2004 of $9.1 million, or $0.07 per share, compared to earnings of $2.4 million, or $0.02 per share, for the same period of 2003. The Company realized $0.05 per share (net of tax) from the final settlement on the sale of the Cerro San Pedro property and royalty and the sale of the Company’s 50% interest in the Metates (Mexico) property. The Company expensed $1.1 million on exploration during the first quarter of 2004, compared to $2.4 million in the first quarter of 2003. General and administrative expense was $2.5 million in the three months ended March 31, 2004, compared to $1.4 million in the same quarter of 2003. These items were the most significant differences in the earnings for the two periods, and are discussed in more detail below.

Overall, the Company’s focus was on construction and development of the two new mines in Mexico and Guatemala, and expansion of the operations at the Marigold Mine in Nevada. Capital expenditures totaled $34.5 million for the first quarter of 2004 compared to $10.7 million during the first quarter of 2003. At the operating mines, production totaled 50,919 ounces of gold, compared to 61,292 during the first quarter of 2003. Total cash cost per ounce rose to an average of $205 from $194 per ounce in the fourth quarter of 2003, and $170 per ounce in the first quarter of 2003. Despite the 11% decline in the number of ounces of gold sold, revenue in the first quarter of 2004 increased $1.0 million over the first quarter of 2003, as gold prices continued to positively impact earnings. Realized gold prices were $412 per ounce of gold during the three months ended March 31, 2004 compared to $348 during the same period of 2003. The London p.m. gold price averaged $408 per ounce of gold during the three months ended March 31, 2004 compared to $352 during the same period in 2003.

The most significant factor in the decrease in ounce production was at the Rand Mine, where the final processing from the pad yielded 4,787 ounces of gold this quarter, compared to 12,519 ounces of gold in the first quarter of 2003 when the mine first entered its reclamation phase. The Company’s share of the Marigold Mine gold production this quarter dropped to 17,206 ounces from 22,153 ounces in the first quarter of 2003. San Martin’s production has stabilized after recurring problems with leach pad chemistry that plagued the mine throughout much of 2003. San Martin produced 28,926 ounces of gold during the first quarter of 2004 despite a significant drop in grade as the production moves into the lower-grade Palo Alto pit. San Martin production in the first quarter of 2003 was 26,620 ounces of gold. Total average cash cost of production was negatively impacted primarily by the decreased production, particularly at Marigold, and in addition by rising fuel prices which accounted for $5 per ounce higher cash costs at San Martin.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year. There is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold.

Depreciation and depletion charges were $4.4 million for the three months ending March 31, 2004 compared to $4.5 million for the comparable period in 2003. Depreciation and depletion charges include $0.2 million attributable to the amortization of the site closure and reclamation costs under the new accounting standard for asset retirement obligations (see note 6(b) to the consolidated financial statements). Although the 2003 amounts have been restated, the restatement did not materially change the depreciation and depletion expense but did reduce the site closure and reclamation expense for 2003 from $0.7 million to nil. Reclamation expense for the first quarter of 2003 before the restatement was $0.7 million due to the significant severance and change-over costs incurred at the Rand Mine as mining was completed and the mine moved into reclamation mode.

General and administrative expense was $2.5 million for the three months ended March 31, 2004, as compared to the $1.4 million expended in the same period in 2003. The increase in costs was expected as the Company expands its operations in Mexico and Guatemala. The most significant increases in general and administrative charges were from employee expenses ($0.6 million), corporate expenses including a special contribution to the University of Nevada ($0.3 million) and business development ($0.1 million).

Interest and other income increased to $8.3 million in the three months ended March 31, 2004 compared to $0.7 million in the 2003 period. The Company recorded income of $7.3 million relating to the final payments due on the sale of the Cerro San Pedro Project to Metallica Resources Inc. The Company also sold its 50% interest in the Metates Project in Mexico to American Gold Capital Corporation (“American Gold”) and received common shares of American Gold. The Company valued these shares at $0.7 million, all of which has been recorded as income. Gain on sales of other plant and equipment was $0.1 million. Interest income was $0.3 million in the first quarter of 2004 compared to $0.5 million in 2003. This is a result of lower interest rates and lower cash balances. Foreign exchange losses were $0.1 million for the quarter in both 2004 and 2003.

Supplemental Quarterly Data

The Company’s quarterly information for the last eight quarters is shown below:

(amounts in	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
millions of US$)	2002	2002	2002	2003	2003	2003	2003	2004

Average realized price of gold	$313	$318	$326	$348	$353	$371	$402	$412
Revenues (1)	$20.3	$19.8	$22.4	$20.8	$21.7	$19.0	$22.5	$21.7
Net Income (2)	$3.4	$2.4	$4.7	$2.4	$3.8	$3.3	$8.7	$9.1

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net income are the same.

Outstanding share information

The Company had 130,433,678 common shares outstanding as of March 31, 2004. As of April 30, 2004 there were 130,493,178 common shares outstanding.

Liquidity and Capital Resources

The Company had working capital of $126.0 million at March 31, 2004, compared to $145.4 million at December 31, 2003. The decrease is due primarily to the use of cash for the construction and development of the El Sauzal Project in Mexico and the Marlin Project in Guatemala. Long-term liabilities were $89.3 million at March 31, 2004, compared to $88.6 million at December 31, 2003. The long-term liabilities amount consists of reserves for future reclamation costs of $5.5 million ($5.6 million at December 31, 2003) and future income taxes of $83.8 million ($83.0 million at December 31, 2003). Future income tax increases are entirely due to the profitable production at the San Martin Mine. The Company continues to have no long-term debt.

The Company invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

Capital expenditures totaled $34.5 million for the first quarter of 2004. This compares to $10.7 million in the first quarter of 2003. The Company is in full construction and development mode at both the El Sauzal and Marlin projects. Capital expenditures this quarter included $22.2 million in expenditures at El Sauzal ($14.7 million for plant and equipment, and $7.5 on development costs, primarily for the access road and power line) and $6.5 million was spent on Marlin for land purchases, plant site work and development drilling. Marigold Mine expenditures were $2.3 million for equipment (primarily for a 25-cubic yard front-end loader) and $1.5 million on deferred stripping and leach pad construction. Expenditures at the San Martin Mine were $1.8 million, primarily for leach pad construction ($1.4 million) and various mobile equipment ($0.3 million). All capital expenditures to date in 2004 were financed from the Company’s operating cash flow and working capital. The Company intends that all capital expenditures in 2004 will be financed from the Company’s cash flow and working capital.

Exploration expenditures totaled $2.1 million in the first quarter of 2004, of which $1.1 million was expensed and $1.0 million capitalized. The capitalized work was in-fill and development drilling at the Marigold Mine ($0.2 million) and the Marlin Project ($0.8 million). The Company expended $2.6 million during the same period in 2003, of which $2.4 million was expensed. Drilling, assaying, metallurgical and engineering work in support of the positive feasibility study on the Marlin Project, completed in April 2003, accounted for $1.8 million of the expense. $0.5 million was spent elsewhere in Latin America and $0.3 million was spent on various targets at Marigold.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $7.6 million during the first quarter of 2004, compared to $7.5 million generated in the first quarter of 2003. Production declines ($1.2 million) coupled with higher cost of sales ($1.8 million) were offset by realized gold price increases ($3.3 million) and a decrease in interest income ($0.2 million). The Company’s mining operations provided $10.5 million in cash during the first quarter of 2004 compared to $8.8 million during the first quarter of 2003 (revenues, less cost of sales, less cash reclamation expenditures). An increase of $3.3 million in the cash received for gold sales less cash cost of production sold increases of $1.8 million, decreased ounces sold revenues of $1.2 million and a decrease in cash reclamation costs of $1.4 million, explain the difference.

The Company received $7.3 million in cash for the sale of the royalty on the Cerro San Pedro project and shares valued at $0.7 million for its Metates property interest. The Company also received $1.9 million from the exercise of stock options in the three months ended March 31, 2004, compared to $0.8 million for shares issued during the first quarter of 2003.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. Commitments and contingencies outstanding as at March 31, 2004 are illustrated in the table below (expressed in millions):

				More than
Contractual Obligations	Less than one year	1 – 3 years	4 – 5 years	5 years	Total

Operating leases	$0.4	$0.6	$0.5	—	$1.5
Minimum royalty payments	$0.5	$0.9	$0.6	$1.7	$3.7
Construction and equipment purchase contracts	$30.6	$4.8	—	—	$35.4

				More than
Contingencies	Less than one year	1 – 3 years	4 – 5 years	5 years	Total

Future site closure and reclamation costs (1)	$1.2	$2.2	$0.6	$11.9	$15.8

(1)	In the Company’s financial statements, $1.2 million of these obligations are included in current liabilities and $5.5 million in long-term liabilities. The Company has $9.4 million in certificates of deposit as collateral for these obligations.

OPERATIONS REVIEW

San Martin Mine, Honduras

The San Martin Mine produced 28,926 ounces of gold during the three months ended March 31, 2004 at a total cash cost of production of $174 per ounce of gold. Production during the first quarter of 2003 was 26,620 ounces of gold. Total cash costs of production per ounce of gold were $142 per ounce in the first quarter of 2003. Ounces produced during the first quarter of 2004 included a net reduction of 6,400 ounces from pad inventory. Pad inventory had increased considerably during 2003 due to pad chemistry problems that negatively impacted the mine’s production through most of 2003. The mine is operating steadily at this point and the Company expects San Martin to produce approximately 102,000 ounces of gold during 2004.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine had a slow production quarter during the three months ended March 31, 2004, producing 17,206 ounces of gold for the Company’s account at a total cash cost of production per ounce of gold of $248. This compares to 22,153 ounces of gold during the same period in 2003 when the total cash cost of production was $170 per ounce. Production was negatively affected by adverse waste hauls and low fleet availability with the 85-ton trucks. While the new 25-yard front-end loader arrived in early April, the first of the new 320-ton trucks will not be in operation until May. The Company continues to expect the mine to produce approximately 110,000 ounces of gold for the Company’s account during 2004.

The Supplemental Environmental Impact Statement for the Marigold expansion was published in the Federal Register on April 4, 2003. Final approval and publication of a Record of Decision was issued on February 4th, 2004. On March 2, 2004, the Company received notice that the Record of Decision issued by the Bureau of Land Management (“BLM”) approving the Millennium expansion at the Marigold Mine had been appealed to the Department of the Interior Board of Land Appeals (“IBLA”) by Western Exploration Inc., a company that holds private lands adjoining the expansion area. On April 16, 2004, the IBLA rejected the appellant’s request to stay the Record of Decision. In reaching its decision, the IBLA determined that the appellant had failed to show a reasonable probability of succeeding on the merits of the appeal. Although the appeal remains pending, and the Company is unable to determine when the matter will be finally decided, the expansion at Marigold is continuing as planned.

Rand Mine, California

The Rand Mine continues to recover gold from the leach pad as site closure and reclamation proceeds according to plan. The mine produced 4,787 ounces of gold during the first quarter 2004 compared to 12,519 ounces of gold produced during the first quarter of 2003. Total costs of production were $277 per ounce of gold compared to $316 per ounce in the first quarter of 2003. The Company expects Rand to complete the site closure and reclamation on plan over the next two years. Reclamation expenditures in the first quarter of 2004 were $0.4 million. Total production of 15,000 ounces of gold is expected for the year ending December 31, 2004.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

On March 22, 2004 the first 777 haul trucks were driven to the project site on the new access road. The road itself has been substantially completed with upgrades on various sections planned for April and May. The one major bridge construction to be done is well underway. All the pre-cast beams and all the vertical piers had been poured by the end of April and completion is planned in May. The new power line is also progressing with 50% of the power line poles being placed and work having begun on the new substation. The mine will also have diesel generators sufficient to operate the plant without the power line available.

At the El Sauzal site itself, substantial progress was made on the mine, haul roads, the mill area, warehouse and truck shop. Fabrication of the leach tanks was on schedule. The internal power line from the camp to the mill and shop areas was also completed. Full occupation of the truck shop and warehouse is planned for April. The foundation for the laboratory has been poured and completion is planned for May. Development work at El Sauzal continues to be on plan and on budget and the Company continues to expect a fourth-quarter 2004 start-up.

Marlin Project, Western Guatemala

Progress at Marlin has been centered on geotechnical drilling to allow final site layout, additional development drilling, renovation of various access roads to the project, detailed engineering and procurement, additional land purchases and beginning work on the underground portal (35 meters complete as of the end of March). The majority of the open pit mobile equipment was ordered in March. The mills purchased for the project are currently being dismantled and will begin their move to Guatemala in May.

Imperial Project, California

During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

Cerro San Pedro Project, San Luis Potosi, Mexico

The Company’s interest in the project was sold to Metallica Resources Inc. on February 12, 2003 and all remaining financial obligations were satisfied on March 24, 2004 (see note 5(a) to the notes to the consolidated financial statements for more information).

EXPLORATION

As discussed above, the Company expended $2.1 million on exploration during the first quarter of 2004. The Company expects to spend a total of $9.5 million on exploration during the year. Exploration in the first quarter was primarily at the Guatemala projects ($1.4 million) and will increase throughout the year. Additional work was performed at the Marigold Mine ($0.6 million) of which $0.2 million was capitalized as in-fill drilling on the Terry Zone reserves and $0.4 million was expensed from work on several areas. Additional drilling is planned in the Marigold Millennium expansion areas later in the year.

RECLAMATION ACTIVITIES

Dee Mine, Nevada

As usual during the first quarter of the year, limited work was performed at Dee due to weather and ground conditions. Work continues on dismantling buildings, and in March a transformer was installed at tailings dam #1 to allow the dewatering to begin.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to the consolidated financial statements included in the Company’s 2003 annual report to shareholders, and a discussion of some of the more significant policies is included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

CHANGES IN ACCOUNTING POLICIES

Refer to note 6 of the consolidated financial statements for information about changes to the Company’s accounting policies.

HEDGING

As at March 31, 2004, the Company had no gold ounces hedged, and currently has no plans to engage in any gold hedging activities.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot or forward sales, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher, and thus can have a direct impact on its profitability.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There has been no significant change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, C. Kevin McArthur, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 30, 2004	/s/ C. Kevin McArthur

C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Cheryl S. Maher, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 30, 2004	/s/ Cheryl S. Maher

Cheryl S. Maher
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended March 31, 2004 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 30, 2004	/s/ C. Kevin McArthur

C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended March 31, 2004 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl S. Maher, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 30, 2004	/s/ Cheryl S. Maher

Cheryl S. Maher
Chief Financial Officer